FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

5 October 2016

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR NOTES

On 5 October 2016, HSBC Holdings plc issued US$1,250,000,000 Floating Rate Senior Unsecured Notes due 2022 and US$2,500,000,000 2.650% Senior Unsecured Notes due 2022 pursuant to its senior indenture dated 26 August 2009 (as amended or supplemented from time to time), as supplemented by a third supplemental indenture dated 5 October 2016 (the 'New Notes').

Application has been made to list the New Notes on the New York Stock Exchange.

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Investor enquiries to:
Rebecca Self    +44 (0) 20 7992 5897      investorrelations@hsbc.com

Media enquiries to:
Karen Ng         +44 (0) 20 7991 2452      karenng@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.

This announcement does not constitute or form part of any offer for sale or subscription of or solicitation of any offer to buy or subscribe for any securities in the United States. Under the US Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                       Date: 05 October 2016